Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Fiscal Years Ended September 30,					Twenty-Six Week Period Ended
	2012	2011	2010	2009	2008	March 30 2013	March 31 2012
Earnings:
Total earnings from continuing operations	324,969	152,225	163,445	162,902	133,126	142,107	146,657
Income tax provision	162,900	77,200	87,390	88,100	73,476	67,600	74,475

Pre Tax Earnings	487,869	229,425	250,835	251,002	206,602	209,707	221,132
Fixed charges:
Interest charges	211,906	185,256	112,234	84,398	92,677	126,970	101,361
Interest factor of operating rents (1)	2,602	1,959	1,398	1,095	1,052	1,442	1,139

Total fixed charges	214,508	187,215	113,632	85,493	93,729	128,412	102,500
Earnings as adjusted	702,377	416,640	364,467	336,495	300,331	338,119	323,632
Ratio of earnings to fixed charges	3.3	2.2	3.2	3.9	3.2	2.6	3.2

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense, amortization of debt issue costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.